

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

Marshall Fordyce, M.D.
Chief Executive Officer and President
Vera Therapeutics, Inc.
170 Harbor Way, 3rd Floor
South San Francisco, California 94080

> **Re: Vera Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 10, 2021**
> **File No. 333-255492**

Dear Dr. Fordyce:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed May 10, 2021

Risk Factors
Our amended and restated certificate of incorporation..., page 69

1. Please revise this risk factor to be consistent with your Fifth Amended and Restated Certificate of Incorporation and your disclosure on page 172.

Dilution, page 80

2. Your disclosure states that historical net tangible book value excludes convertible preferred stock classified outside of equity. Therefore, it appears that the historical net tangible book value should be a deficit rather than $50.2 million. Please revise the calculation or advise as to the appropriateness of your calculation.

3.   It appears that the pro forma net tangible shares of common stock outstanding should be 16,129,310 rather than 20,479,310. Please revise or advise as to the appropriateness of your disclosure.

     You may contact Christie Wong at 202-551-3684 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jodie Bourdet